Exhibit 1

NEWS RELEASE

North American Palladium Appoints a New Independent Chairman

Toronto, Ontario, March 4, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) and its Board of Directors are pleased to announce the appointment of Mr. Robert Quinn to the position of Chairman, effective March 4, 2013. Mr. André Douchane, NAP’s Chairman for the last 7 years, will continue to perform Chief Executive Officer (“CEO”) responsibilities until a new CEO is named, and will therefore relinquish his role as Chairman to allow NAP to be governed by an independent Chairman.

Mr. Quinn, who has been acting as Lead Independent Director, has been a member of the Company’s Board of Directors since June 2006 and has over 30 years of experience in the mining industry. Mr. Quinn, who holds degrees in both international business and law, is a founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, with previous experience as Vice President and General Counsel for Battle Mountain Gold Company. He has extensive public company board experience with a specialty in corporate governance, M&A transactions, public disclosure, governmental affairs, environmental law and land management.

Mr. Douchane, who was appointed to the Company’s Board of Directors in 2003, will continue to provide the benefit of his considerable industry experience and substantial historical knowledge of the Company as a Director of the Board and as CEO of the Company for the duration of the Board’s search for a permanent CEO candidate. The Board would like to express its appreciation to Mr. Douchane for his valuable contribution to NAP as Chairman and looks forward to his continued guidance in the years ahead.

The Board of Directors remains active in its search to find a new CEO for the Company and a formal search process is underway through a leading Canadian executive recruiting organization. The Company will update shareholders when the successful candidate is named.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com